  1   NEWS RELEASE   INTERNATIONAL GAME TECHNOLOGY PLC REPORTS  FOURTH QUARTER AND FULL YEAR 2023 RESULTS  Fourth Quarter 2023 Financial Performance Achieves Outlook: • Revenue of $1.1 billion driven by 7% Global Lottery growth   • Operating income rose 11% to $256 million, with strength across Global Lottery, Global Gaming, and PlayDigital; operating income margin expanded 160 basis points to 22.7%   Full Year 2023 Financial Performance Delivers Record Profit on Continued Momentum Across Segments:  • Revenue of $4.3 billion, up 2% year-over-year and 7% net of Italy commercial services sale, driven by Global Lottery same-store sales growth and a 9% increase in both Global Gaming and PlayDigital    • Operating income rose 9% to a record $1.0 billion with growth across segments; operating income margin improved 140 basis points to 23.2%   • Record Adjusted EBITDA of $1.8 billion and Adjusted EBITDA margin of 41.3%   • Net debt leverage improves to 2.9x, the lowest in Company history • Expect full year 2024 revenue of $4.3 billion - $4.4 billion with operating margin of 20% - 21%, including 300 basis point negative impact from separation and divestiture costs LONDON – March 12, 2024 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2023. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below. "We delivered a strong finish to the year in the fourth quarter, propelling full year 2023 profits to record levels," said Vince Sadusky, CEO of IGT. "A compelling array of products and solutions fueled broad- based momentum in key performance indicators, driving margin improvement across our Global Lottery, Global Gaming, and PlayDigital segments. We believe the recent determination to split the business and create separate lottery and gaming pure play companies, each with experienced management teams and simplified business models, better positions each company to service customers and create significant value for stakeholders." "We achieved all of our financial goals in 2023," said Max Chiara, CFO of IGT. "Robust cash generation funded incremental investments in the business and shareholder returns, while driving leverage to historically low levels, putting IGT in a strong financial position as we enter 2024. This gives us confidence in further expanding our investment in the business to fund future growth." Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906)

Overview of Consolidated Fourth Quarter and Full Year 2023 Results

	Quarter Ended December 31, 2023	Quarter Ended December 31, 2022	Y/Y Change	Constant Currency Change	Year Ended December 31, 2023	Year Ended December 31, 2022	Y/Y Change	Constant Currency Change
($ in millions)								
GAAP Financials:								
Revenue								
Global Lottery	681	639	7%	4%	2,530	2,593	(2)%	(4)%
Global Gaming	390	389	—%	1%	1,552	1,423	9%	10%
PlayDigital	59	65	(10)%	(10)%	228	209	9%	10%
Total revenue	**1,130**	**1,093**	**3%**	**2%**	**4,310**	**4,225**	**2%**	**2%**
Operating income (loss)								
Global Lottery	238	216	10%	7%	913	909	—%	(1)%
Global Gaming	80	68	17%	17%	313	242	29%	29%
PlayDigital	17	17	3%	4%	65	50	32%	36%
Corporate support expense	(42)	(30)	(36)%	(36)%	(135)	(121)	(12)%	(12)%
Other[(1)]	(38)	(41)	7%	8%	(155)	(158)	2%	2%
Total operating income	**256**	**230**	**11%**	**8%**	**1,001**	**922**	**9%**	**7%**
Operating Income margin	*22.7%*	*21.1%*			*23.2%*	*21.8%*		
Earnings per share - diluted	**$(0.04)**	**$(0.32)**	**NA**		**$0.77**	**$1.35**	**(43)%**	
Net cash provided by operating activities	**400**	**278**	**44%**		**1,040**	**899**	**16%**	
Cash and cash equivalents	**572**	**590**	**(3)%**		**572**	**590**	**(3)%**	
Non-GAAP Financial Measures:								
Adjusted EBITDA								
Global Lottery	343	318	8%	5%	1,320	1,314	—%	(1)%
Global Gaming	124	101	23%	23%	482	365	32%	33%
PlayDigital	20	22	(11)%	(11)%	78	68	15%	18%
Corporate support expense	(32)	(23)	(41)%	(41)%	(101)	(83)	(22)%	(22)%
Total Adjusted EBITDA	**454**	**419**	**9%**	**6%**	**1,779**	**1,664**	**7%**	**6%**
Adjusted EBITDA margin	*40.2%*	*38.3%*			*41.3%*	*39.4%*		
Adjusted earnings per share - diluted	**$0.56**	**$0.40**	**40%**		**$2.02**	**$1.99**	**2%**	
Free cash flow	**295**	**187**	**57%**		**619**	**582**	**6%**	
Adjusted free cash flow	**295**	**237**	**24%**		**803**	**632**	**27%**	
Net debt	**5,099**	**5,150**	**(1)%**		**5,099**	**5,150**	**(1)%**	

(1) Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Fourth Quarter and Full Year 2023 Key Highlights:

- Live with new facilities management contract in Connecticut and instants & passive lottery games in Minas Gerais (Brazil)

2

  3   • Awarded 8-year iLottery contract in Connecticut and deployed cloud-based iLottery system for Totalizator Sportowy in Poland • Executed Lottery facilities management contract extensions in multiple jurisdictions including California, Costa Rica, Kentucky, South Dakota, Sweden, the U.K., and recently in Virginia • Secured 10-year brand licensing extension with Sony Pictures Television granting IGT exclusive rights to the legendary Wheel of Fortune® brand across Gaming, Lottery, iGaming, and iLottery • Recognized with four top honors at EKG slot awards including "Most Improved Supplier - Premium" and "Top Performing New Mechanical Reel Cabinet" • Launched first-ever omnichannel Wheel of Fortune® jackpot game in the U.S. and bespoke games for key customers such as CAESARS CLEOPATRA® for Caesars Palace Online Casino and Blackjack Surrender for FanDuel Casino • Debuted award-winning PeakBarTop™ cabinet with sports betting, providing players with the market's most advanced sports betting interface for land-based casinos • Upgraded to Ba1 from Ba2 by Moody's Investors Service with stable outlook; received BB+ Long- Term Issuer rating from Fitch with stable outlook and an investment grade senior secured debt rating of BBB- • Continued progress on ESG initiatives including improved scores from FTSE Russell and S&P Global Corporate Sustainability Assessment; recognized for Diversity, Equality, and Inclusion excellence in the All-In Diversity Project 2023 All-Index Report; earned top score in Human Rights Campaign Foundation's 2023-2024 Corporate Equality Index Fourth Quarter 2023 Financial Highlights: Consolidated revenue of $1.1 billion increased 3% compared to $1.1 billion in the prior-year period • Global Lottery revenue of $681 million, up 7% from $639 million in the prior year, driven by strong product sales and Italy same-store sales growth • Global Gaming revenue of $390 million, in line with the prior year, as higher terminal product sales revenue and increased intellectual property revenue were offset by lower systems sales • PlayDigital revenue of $59 million compared to $65 million in the prior year, due to a one-time benefit related to jackpot expense in the prior year and lower sports betting volumes and hold rates in Rhode Island in the current year Operating income of $256 million, up 11% from $230 million in the prior year; operating income margin increased 160 basis points to 22.7% with growth across business segments • Global Lottery operating income of $238 million increased 10% from $216 million in the prior-year period; operating income margin up 110 basis points to 35.0% on strong Italy same-store sales, increased high-margin product sales, and despite lower jackpot benefits • Global Gaming operating income of $80 million, up 17% from $68 million in the prior year; operating income margin expanded 290 basis points to 20.5% on easing of supply chain costs and research and development process improvements, partially offset by higher jackpot expense • PlayDigital operating income of $17 million, in line with the prior year; operating income margin up 360 basis points to 29.1%, primarily on cost discipline and reduced variable compensation costs due to lower-than-expected revenue • Corporate support and other expense of $79 million compared to $71 million in the prior year, primarily driven by higher Separation and divestiture costs related to the exploration of strategic alternatives for the Global Gaming and PlayDigital segments in addition to higher restructuring costs Adjusted EBITDA of $454 million, up 9% compared to $419 million in the prior year, primarily driven by higher operating income and amortization, partially offset by Separation and divestiture costs; Adjusted EBITDA margin expanded 190 basis points to 40.2% Net interest expense of $71 million compared to $66 million in the prior year due to higher interest rates on variable rate debt and retirement of lower-coupon senior-secured notes

  4   Foreign exchange loss of $66 million versus $95 million in the prior year, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt   Other non-operating expense of $8 million compared to other non-operating income of $1 million in the prior year, primarily related to the purchase and sale of a blue-chip swap used to transfer funds out of Argentina in the current year   Provision for income taxes of $83 million, compared to $101 million in the prior year, primarily driven by lower non-deductible foreign exchange losses Net income of $27 million versus net loss of $31 million in the prior-year period   Diluted loss per share of $0.04, versus $0.32 in the prior year, primarily reflects higher operating income and lower non-cash foreign exchange loss; Adjusted earnings per share up 40% to $0.56 versus $0.40 in the prior year, primarily due to higher operating income   Full Year 2023 Financial Highlights:    Consolidated revenue of $4.3 billion increased 2%, or 7% net of Italy commercial services sale, from $4.2 billion in the prior-year period • Global Lottery revenue of $2.5 billion, down 2% from $2.6 billion; net of Italy commercial services sale, revenue rose 6% on 2.3% global same-store sales driven by strong Italy performance and higher product sales • Global Gaming revenue up 9% to $1.6 billion on broad-based strength in key performance indicators • PlayDigital revenue rose to a record $228 million, up 9% from $209 million in the prior-year period, on iGaming growth across geographies Record operating income of $1.0 billion, up 9% from $922 million in the prior-year period, with increases across business segments; operating income margin expanded 140 basis points to 23.2% with improvement across segments • Global Lottery operating income of $913 million, in line with the prior year, despite sale of Italy commercial services business (Italy commercial services contributed $34 million in the prior year); operating income margin up 100 basis points to 36.1% • Global Gaming operating income increased 29% to $313 million; operating income margin improved 320 basis points to 20.2% on easing of supply chain costs and research and development process improvements • Record PlayDigital operating income of $65 million, up 32% versus $50 million in the prior year on strong operating leverage; operating income margin expanded 490 basis points to 28.6% • Corporate support and other expense of $290 million, up from $279 million in the prior year, primarily driven by Separation and divestiture costs, partially offset by lower transaction costs due to acquisition and divestiture activity in the prior year Record Adjusted EBITDA of $1.8 billion, up 7% from $1.7 billion in the prior-year period, primarily driven by higher operating income and amortization, partially offset by higher Separation and divestiture costs; Adjusted EBITDA margin expanded 190 basis points to 41.3% Net interest expense of $285 million compared to $289 million in the prior-year period Foreign exchange loss of $75 million, versus $36 million in the prior-year period, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt

  5   Other non-operating expense of $12 million versus $7 million in the prior-year period • $5 million loss on extinguishment of debt and $5 million loss on the purchase and sale of a blue- chip swap used to transfer funds out of Argentina in current year • $278 million gain on sale of Italian commercial services business offset by $270 million accrual associated with the DDI/Benson matter and $13 million loss on extinguishment of debt in prior year Provision for income taxes of $322 million versus $175 million in the prior year, primarily driven by higher incremental valuation allowances on deferred tax assets and negative impact from settlement of a tax audit in Italy in the current year, partially offset by the benefit arising from the DDI/Benson matter in the prior year Net income of $307 million compared to $414 million in the prior-year period Diluted income per share of $0.77, versus $1.35 in the prior year, primarily reflects higher operating income partially offset by higher non-cash foreign exchange loss and provision for income taxes; Adjusted earnings per share of $2.02 compared to $1.99 primarily reflects higher operating income Record cash from operations of $1.0 billion, compared to $899 million in the prior-year period, despite a $220 million, $184 million net of tax, payment in final settlement of DDI/Benson matter Net debt of $5.1 billion, down $0.1 billion from $5.2 billion at December 31, 2022; Net debt leverage improved to 2.9x, the lowest level in Company history, compared to 3.1x at December 31, 2022   Cash and Liquidity Update  Total liquidity of $1.8 billion as of December 31, 2023; $572 million in unrestricted cash and $1.2 billion in additional borrowing capacity   Other Developments Conclusion of strategic review communicated on 2/29/24; Global Gaming and PlayDigital businesses to be spun off and combined with Everi Holdings, Inc., creating a comprehensive global gaming and fintech enterprise; at closing, IGT shareholders are expected to own approximately 54% of the combined company S&P Global Ratings recently placed IGT on CreditWatch Positive and Fitch Ratings recently moved IGT to Rating Watch Positive The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Ex-dividend date of March 25, 2024 • Record date of March 26, 2024 • Payment date of April 9, 2024   Introducing First Quarter and Full Year 2024 Expectations(1) First quarter • Revenue of ~$1.0 billion • Operating income margin of ~20%; includes ~300 basis point negative impact from pre-closing Separation and divestiture costs Full Year • Revenue of $4.3 billion - $4.4 billion • Operating income margin of 20% - 21%; includes ~300 basis point negative impact from pre- closing Separation and divestiture costs • Cash from operations of ≥$1.0 billion • Capital expenditures of ~$500 million

  6   (1) Assumes spin and merger transaction closes in early 2025 Earnings Conference Call and Webcast:   March 12, 2024, at 8:00 a.m. EDT To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT's Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results  All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2023 are calculated using the same foreign exchange rates as the corresponding 2022 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT  IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well- established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.  Cautionary Statement Regarding Forward-Looking Statements  This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations regarding revenue, operating income, cash, and capital expenditures for the first quarter and full year 2024, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual

  7   results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non- GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI/Benson Matter, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date.

  8   Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.   Adjusted free cash flow is a non-GAAP financial measure that represents free cash flow excluding the net of tax cash payments in connection with material litigation (e.g. DDI / Benson Matter). To enhance investor understanding of the Company’s performance in comparison with the prior year, the Company excluded the net of cash impacts related to the settlement of the DDI / Benson Matter. Management believes adjusted free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s performance.  Constant currency is a non-GAAP financial measure that expresses current financial data using the prior- year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452  Francesco Luti, +39 06 5189 9184; for Italian media inquiries  James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: (In $ millions, unless otherwise noted)

GLOBAL LOTTERY	Q4'23	Q4'22	Y/Y Change	Constant Currency Change[(1)]	FY'23	FY'22	Y/Y Change	Constant Currency Change[(1)]
Revenue								
Service								
Operating and facilities management contracts	624	622	—%	(2)%	2,495	2,364	6%	4%
Upfront license fee amortization	(47)	(45)	(5)%	—%	(189)	(183)	(3)%	—%
Operating and facilities management contracts, net	577	577	—%	(2)%	2,306	2,181	6%	4%
Other	15	16	(6)%	(4)%	53	255	(79)%	(79)%
Total service revenue	**592**	**593**	**—%**	**(2)%**	**2,359**	**2,436**	**(3)%**	**(4)%**
Product sales	**89**	**46**	**94%**	**90%**	**171**	**157**	**9%**	**7%**
Total revenue	**681**	**639**	**7%**	**4%**	**2,530**	**2,593**	**(2)%**	**(4)%**
Operating income	**238**	**216**	**10%**	**7%**	**913**	**909**	**—%**	**(1)%**
Adjusted EBITDA[(1)]	**343**	**318**	**8%**	**5%**	**1,320**	**1,314**	**—%**	**(1)%**
Global same-store sales growth (%)								
Instant ticket & draw games	—%	1.0%			1.9%	(3.9%)		
Multi-jurisdiction jackpots	(25.0%)	66.0%			5.8%	15.3%		
Total	**(3.5%)**	**6.7%**			**2.3%**	**(2.2%)**		
North America & Rest of world same-store sales growth (%)								
Instant ticket & draw games	(0.9%)	0.4%			0.6%	(2.4%)		
Multi-jurisdiction jackpots	(25.0%)	66.0%			5.8%	15.3%		
Total	**(5.0%)**	**7.7%**			**1.2%**	**(0.4%)**		
Italy same-store sales growth (%)								
Instant ticket & draw games	**2.9%**	**3.1%**			**6.6%**	**(8.5%)**		

[(1)] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

GLOBAL GAMING	Q4'23	Q4'22	Y/Y Change	Constant Currency Change[(1)]	FY'23	FY'22	Y/Y Change	Constant Currency Change[(1)]
Revenue								
Service								
Terminal	127	126	1%	3%	520	483	8%	10%
Systems, software, and other	62	60	2%	2%	242	232	4%	5%
Total service revenue	**188**	**186**	**1%**	**2%**	**762**	**714**	**7%**	**8%**
Product sales								
Terminal	153	149	2%	2%	571	501	14%	14%
Other	49	54	(9)%	(9)%	220	208	6%	6%
Total product sales revenue	**202**	**203**	**(1)%**	**(1)%**	**791**	**709**	**12%**	**12%**
Total revenue	**390**	**389**	**—%**	**1%**	**1,552**	**1,423**	**9%**	**10%**
Operating income	**80**	**68**	**17%**	**17%**	**313**	**242**	**29%**	**29%**
Adjusted EBITDA[(1)]	**124**	**101**	**23%**	**23%**	**482**	**365**	**32%**	**33%**
Installed base units								
Casino	53,190	48,578	9%		53,190	48,578	9%	
Casino - L/T lease [(2)]	716	1,008	(29%)		716	1,008	(29%)	
Total installed base units	**53,906**	**49,586**	**9%**		**53,906**	**49,586**	**9%**	
Installed base units (by geography)								

9

US & Canada	34,221	32,335	6%		34,221	32,335	6%	
Rest of world	19,685	17,251	14%		19,685	17,251	14%	
Total installed base units	**53,906**	**49,586**	**9%**		**53,906**	**49,586**	**9%**	
Yields (by geography)[3], in absolute $								
US & Canada	$41.28	$42.08	(2%)		$42.19	$41.87	1%	
Rest of world	$7.02	$6.53	8%		$7.40	$6.22	19%	
Total yields	**$28.71**	**$29.72**	**(3%)**		**$29.68**	**$29.89**	**(1%)**	
Global machine units sold								
New/expansion	425	728	(42%)		3,084	2,879	7%	
Replacement	8,966	8,755	2%		32,006	29,941	7%	
Total machine units sold	**9,391**	**9,483**	**(1%)**		**35,090**	**32,820**	**7%**	
US & Canada machine units sold								
New/expansion	248	574	(57%)		2,397	2,020	19%	
Replacement	6,481	6,875	(6%)		23,811	22,202	7%	
Total machine units sold	**6,729**	**7,449**	**(10%)**		**26,208**	**24,222**	**8%**	

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

[2] Excluded from yield calculations due to treatment as sales-type leases

[3] Excludes Casino L/T lease units due to treatment as sales-type leases, comparability on a Y/Y basis hindered due to fewer active units

GLOBAL GAMING (Continued)	**Q4'23**	**Q4'22**	**Y/Y Change**	**Constant Currency Change[1]**	**FY'23**	**FY'22**	**Y/Y Change**	**Constant Currency Change[1]**
Rest of world machine units sold								
New/expansion	177	154	15%		687	859	(20)%	
Replacement	2,485	1,880	32%		8,195	7,739	6%	
Total machine units sold	**2,662**	**2,034**	**31%**		**8,882**	**8,598**	**3%**	
Average selling price (ASP), in absolute $								
US & Canada	16,300	15,600	4%		16,100	15,400	5%	
Rest of world	15,000	15,300	(2%)		15,100	13,700	10%	
Total ASP	**15,900**	**15,500**	**3%**		**15,800**	**15,000**	**5%**	

10

PLAYDIGITAL	Q4'23	Q4'22	Y/Y Change	Constant Currency Change[(1)]	FY'23	FY'22	Y/Y Change	Constant Currency Change[(1)]
Revenue								
Service	59	65	(9)%	(10)%	227	209	9%	10%
Product sales	—	—	NM	NM	1	1	21%	21%
Total revenue	**59**	**65**	**(10)%**	**(10)%**	**228**	**209**	**9%**	**10%**
Operating income	**17**	**17**	**3%**	**4%**	**65**	**50**	**32%**	**36%**
Adjusted EBITDA[(1)]	**20**	**22**	**(11)%**	**(11)%**	**78**	**68**	**15%**	**18%**

CONSOLIDATED								
Revenue (by geography)								
US & Canada	707	714	(1)%	(1)%	2,701	2,549	6%	6%
Italy	244	226	8%	3%	949	1,059	(10)%	(13)%
Rest of world	178	153	17%	16%	661	618	7%	8%
Total revenue	**1,130**	**1,093**	**3%**	**2%**	**4,310**	**4,225**	**2%**	**2%**

[(1)] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

11

  12   International Game Technology PLC Consolidated Statements of Operations ($ and shares in millions, except per share amounts) Unaudited For the three months ended For the year ended December 31, December 31, 2023 2022 2023 2022 Service revenue 839 845 3,347 3,359 Product sales 291 249 963 866 Total revenue 1,130 1,093 4,310 4,225 Cost of services 423 408 1,630 1,671 Cost of product sales 169 166 573 554 Selling, general and administrative 201 219 834 814 Research and development 56 70 234 255 Separation and divestiture costs 13 — 24 — Restructuring 12 6 13 6 Other operating expense (income), net — (5) — 4 Total operating expenses 873 863 3,309 3,303 Operating income 256 230 1,001 922 Interest expense, net 71 66 285 289 Foreign exchange loss, net 66 95 75 36 Other non-operating expense (income), net 8 (1) 12 7 Total non-operating expenses 146 161 372 333 Income before provision for income taxes 110 70 629 589 Provision for income taxes 83 101 322 175 Net income (loss) 27 (31) 307 414 Less: Net income attributable to non-controlling interests 35 34 151 139 Net (loss) income attributable to IGT PLC (7) (64) 156 275 Net (loss) income attributable to IGT PLC per common share - basic (0.04) (0.32) 0.78 1.36 Net (loss) income attributable to IGT PLC per common share - diluted (0.04) (0.32) 0.77 1.35 Weighted-average shares - basic 200 199 200 202 Weighted-average shares - diluted 200 199 203 203 Full-year 2022 results include Italy commercial services business that was sold in September 2022.

  13   International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited December 31, 2023 2022 Assets Current assets: Cash and cash equivalents 572 590 Restricted cash and cash equivalents 167 150 Trade and other receivables, net 685 670 Inventories, net 317 254 Other current assets 382 467 Total current assets 2,123 2,131 Systems, equipment and other assets related to contracts, net 928 899 Property, plant and equipment, net 119 118 Operating lease right-of-use assets 230 254 Goodwill 4,507 4,482 Intangible assets, net 1,555 1,375 Other non-current assets 1,004 1,174 Total non-current assets 8,342 8,302 Total assets 10,465 10,433 Liabilities and shareholders’ equity Current liabilities: Accounts payable 797 731 Current portion of long-term debt — 61 Short-term borrowings 16 — DDI / Benson Matter provision — 220 Other current liabilities 879 837 Total current liabilities 1,691 1,848 Long-term debt, less current portion 5,655 5,690 Deferred income taxes 344 305 Operating lease liabilities 214 239 Other non-current liabilities 609 372 Total non-current liabilities 6,821 6,607 Total liabilities 8,513 8,454 Commitments and contingencies IGT PLC’s shareholders’ equity 1,443 1,429 Non-controlling interests 510 550 Total shareholders' equity 1,952 1,979 Total liabilities and shareholders’ equity 10,465 10,433

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended December 31,		For the year ended December 31,	
	2023	2022	2023	2022
Cash flows from operating activities				
Net income (loss)	27	(31)	307	414
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	74	78	301	301
Foreign exchange loss, net	66	95	75	36
Amortization	57	49	222	191
Amortization of upfront license fees	50	48	200	193
Stock-based compensation	6	7	41	41
DDI / Benson Matter provision	—	—	—	270
Gain on sale of business	—	—	—	(278)
Deferred income taxes	(40)	14	21	(77)
Other non-cash items, net	10	(5)	20	14
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:				
Trade and other receivables	(25)	16	(5)	45
Inventories	8	8	(59)	(65)
Accounts payable	68	8	48	(22)
DDI / Benson Matter provision	—	(50)	(220)	(50)
Accrued interest payable	20	26	4	(11)
Accrued income taxes	45	(20)	96	(83)
Other assets and liabilities	34	33	(12)	(20)
Net cash provided by operating activities	400	278	1,040	899
Cash flows from investing activities				
Capital expenditures	(98)	(91)	(399)	(317)
Proceeds from sale of business, net of cash and restricted cash transferred	—	(21)	—	476
Business acquisitions, net of cash acquired	—	—	—	(142)
Proceeds from sale of assets	2	8	16	22
Other	(8)	2	(9)	3
Net cash (used in) provided by investing activities from continuing operations	(104)	(102)	(393)	42
Net cash provided by investing activities from discontinued operations	—	—	—	126
Net cash (used in) provided by investing activities	(104)	(102)	(393)	168
Cash flows from financing activities				
Principal payments on long-term debt	(339)	—	(801)	(597)
Net (payments of) proceeds from short-term borrowings	(43)	—	13	(51)
Payments on license obligations	(7)	—	(22)	—
Net receipts from financial liabilities	67	77	1	75
Net proceeds from Revolving Credit Facilities	131	30	609	72
Repurchases of common stock	—	(22)	—	(115)
Dividends paid	(40)	(40)	(160)	(161)
Dividends paid - non-controlling interests	(3)	—	(158)	(178)
Return of capital - non-controlling interests	(18)	(17)	(74)	(75)
Other	(15)	(9)	(45)	(35)
Net cash (used in) provided by financing activities	(267)	19	(638)	(1,065)
Net increase in cash and cash equivalents and restricted cash and cash equivalents	29	195	10	2
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	13	28	(11)	(70)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	697	517	740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	739	740	739	740
Supplemental Cash Flow Information:				
Interest paid	58	39	294	298
Income taxes paid	79	107	205	335

14

  15   International Game Technology PLC Net Debt ($ in millions) Unaudited December 31, 2023 2022 3.500% Senior Secured Euro Notes due July 2024 — 319 6.500% Senior Secured U.S. Dollar Notes due February 2025 499 697 4.125% Senior Secured U.S. Dollar Notes due April 2026 747 745 3.500% Senior Secured Euro Notes due June 2026 826 796 6.250% Senior Secured U.S. Dollar Notes due January 2027 747 746 2.375% Senior Secured Euro Notes due April 2028 550 530 5.250% Senior Secured U.S. Dollar Notes due January 2029 745 745 Senior Secured Notes 4,113 4,578 Euro Term Loan Facilities due January 2027 876 1,058 Revolving Credit Facility A due July 2027 207 55 Revolving Credit Facility B due July 2027 458 — Long-term debt, less current portion 5,655 5,690 5.350% Senior Secured U.S. Dollar Notes due October 2023 — 61 Current portion of long-term debt — 61 Short-term borrowings 16 — Total debt 5,671 5,750 Less: Cash and cash equivalents 572 590 Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027 — 9 Net debt 5,099 5,150 Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended December 31, 2023					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Net income						27
Provision for income taxes						83
Interest expense, net						71
Foreign exchange loss, net						66
Other non-operating expense, net						8
Operating income (loss)	238	80	17	336	(79)	256
Depreciation	41	31	2	74	(1)	74
Amortization - service revenue [1]	50	—	—	50	—	50
Amortization - non-purchase accounting	5	13	—	18	1	19
Amortization - purchase accounting	—	—	—	—	38	38
Restructuring	8	—	—	8	4	12
Stock-based compensation	1	—	—	1	5	6
Adjusted EBITDA	**343**	**124**	**20**	**487**	**(32)**	**454**

Cash flows from operating activities	400
Capital expenditures	(98)
Payments on license obligations	(7)
Free Cash Flow	**295**
Payments on DDI / Benson Matter, net of cash tax benefit	—
Adjusted Free Cash Flow	**295**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS attributable to IGT PLC - diluted			(0.04)
Adjustments:			
Foreign exchange loss, net	0.25	(0.04)	0.29
Currency conversion impacts of hyper-inflationary economies [4]	0.10	—	0.10
Amortization - purchase accounting	0.18	0.07	0.11
Discrete tax items	—	(0.05)	0.05
Other (non-recurring adjustments)	0.06	0.02	0.04
Net adjustments			0.60
Adjusted EPS attributable to IGT PLC - diluted [5]			**0.56**

[1] Includes amortization of upfront license fees
[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
[3] The reported effective tax rate was 75.3%. Adjusted for the above items, the effective tax rate was 35.8%
[4] Includes blue-chip swap loss of $5 million
[5] Adjusted EPS was calculated using weighted average shares outstanding of 203.3 million, which includes the dilutive impact of share-based payment awards

16

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended December 31, 2022					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Net loss						(31)
Provision for income taxes						101
Interest expense, net						66
Foreign exchange loss, net						95
Other non-operating income, net						(1)
Operating income (loss)	216	68	17	302	(71)	230
Depreciation	42	31	6	79	—	78
Amortization - service revenue [1]	48	—	—	48	—	48
Amortization - non-purchase accounting	6	2	—	8	1	9
Amortization - purchase accounting	—	—	—	—	41	41
Restructuring	5	—	—	5	1	6
Stock-based compensation	2	(1)	—	1	6	7
Adjusted EBITDA	**318**	**101**	**22**	**442**	**(23)**	**419**

Cash flows from operating activities	278
Capital expenditures	(91)
Free Cash Flow	**187**
Payments on DDI / Benson Matter, net of cash tax benefit	50
Adjusted Free Cash Flow	**237**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS attributable to IGT PLC - diluted			(0.32)
Adjustments:			
Foreign exchange loss, net	0.46	(0.04)	0.50
Currency conversion impacts of hyper-inflationary economies	0.01	—	0.01
Amortization - purchase accounting	0.20	0.02	0.18
Discrete tax items	—	(0.01)	0.01
DDI / Benson Matter provision	—	0.01	(0.01)
Other (non-recurring adjustments)	0.03	0.01	0.02
Net adjustments			0.72
Adjusted EPS attributable to IGT PLC - diluted [4]			**0.40**

[1] Includes amortization of upfront license fees
[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
[3] The reported effective tax rate was 144.0%. Adjusted for the above items, the effective tax rate was 46.2%
[4] Adjusted EPS was calculated using weighted average shares outstanding of 201.4 million, which includes the dilutive impact of share-based payment awards

17

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the year ended December 31, 2023					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Net income						307
Provision for income taxes						322
Interest expense, net						285
Foreign exchange loss, net						75
Other non-operating expense, net						12
Operating income (loss)	913	313	65	1,291	(290)	1,001
Depreciation	173	118	10	301	—	301
Amortization - service revenue [(1)]	199	1	—	200	—	200
Amortization - non-purchase accounting	20	45	1	66	3	70
Amortization - purchase accounting	—	—	—	—	152	152
Restructuring	9	—	—	9	4	13
Stock-based compensation	6	5	1	12	30	41
Adjusted EBITDA	**1,320**	**482**	**78**	**1,880**	**(101)**	**1,779**

Cash flows from operating activities	1,040
Capital expenditures	(399)
Payments on license obligations	(22)
Free Cash Flow	**619**
Payments on DDI / Benson Matter, net of cash tax benefit ($36 million)	184
Adjusted Free Cash Flow	**803**

	Pre-Tax Impact	Tax Impact [(2)(3)]	Net Impact
Reported EPS attributable to IGT PLC - diluted			0.77
Adjustments:			
Foreign exchange loss, net	0.21	(0.03)	0.24
Currency conversion impacts of hyper-inflationary economies [(4)]	0.18	—	0.18
Amortization - purchase accounting	0.75	0.21	0.54
Loss on extinguishment and modifications of debt, net	0.02	—	0.02
Discrete tax items	—	(0.22)	0.22
Other (non-recurring adjustments)	0.07	0.02	0.04
Net adjustments			1.25
Adjusted EPS attributable to IGT PLC - diluted [(5)]			**2.02**

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 51.2%. Adjusted for the above items, the effective tax rate was 36.2%
(4) Includes blue-chip swap loss of $5 million
(5) Adjusted EPS was calculated using weighted average shares outstanding of 202.7 million, which includes the dilutive impact of share-based payment awards

18

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the year ended December 31, 2022					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Net income						414
Provision for income taxes						175
Interest expense, net						289
Foreign exchange loss, net						36
Other non-operating expense, net						7
Operating income (loss)	909	242	50	1,201	(279)	922
Depreciation	173	112	17	302	(1)	301
Amortization - service revenue [(1)]	193	—	—	193	—	193
Amortization - non-purchase accounting	24	7	—	31	3	34
Amortization - purchase accounting	—	—	—	—	158	158
Restructuring	6	(1)	—	5	1	6
Stock-based compensation	9	5	1	14	27	41
Other	—	—	—	—	9	9
Adjusted EBITDA	**1,314**	**365**	**68**	**1,746**	**(83)**	**1,664**

Cash flows from operating activities	899
Capital expenditures	(317)
Free Cash Flow	**582**
Payments on DDI / Benson Matter, net of cash tax benefit	50
Adjusted Free Cash Flow	**632**

	Pre-Tax Impact	Tax Impact [(2)(3)]	Net Impact
Reported EPS attributable to IGT PLC - diluted			1.35
Adjustments:			
Foreign exchange loss, net	0.13	0.08	0.05
Currency conversion impacts of hyper-inflationary economies	0.05	—	0.05
Amortization - purchase accounting	0.77	0.16	0.61
Loss on extinguishment and modifications of debt, net	0.06	0.01	0.06
Discrete tax items	—	(0.17)	0.17
DDI / Benson Matter provision	1.33	0.33	1.00
Gain on sale of business	(1.36)	(0.01)	(1.36)
Other (non-recurring adjustments)	0.07	0.01	0.06
Net adjustments			0.64
Adjusted EPS attributable to IGT PLC - diluted [(4)]			**1.99**

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 29.7%. Adjusted for the above items, the effective tax rate was 32.2%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 203.4 million, which includes the dilutive impact of share-based payment awards

19

20   Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (”Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (”SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10- K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the "Spinco Business"), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the ”Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on

  21   liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.